Exhibit 99.1

Release

DEUTSCHE BANK REPORTS NET INCOME UP 70% TO EUR 6.0 BILLION FOR FULL YEAR 2006
•	Income before income taxes of EUR 8.1 billion, up 33%, with pre-tax return on equity of 30%

•	Diluted earnings per share of EUR 11.55, up 66%

•	Fourth-quarter income before income taxes of EUR 1.9 billion, up 81%

•	Fourth-quarter net income of EUR 1.8 billion, up 272%, including corporate tax credits, with diluted earnings per share of EUR 3.55

•	Recommended dividend of EUR 4.00 per share, up EUR 1.50, or 60%
FRANKFURT AM MAIN, 1 February 2007 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported unaudited figures for the fourth quarter and full year 2006. Income before income taxes was EUR 8.1 billion for the year, up 33% versus EUR 6.1 billion in 2005. Net income for the year was EUR 6.0 billion, up 70% versus EUR 3.5 billion in 2005, including EUR 355 million of corporate tax credits in the fourth quarter.
Reported pre-tax return on average active equity for the year was 30%. Per the Group’s target definition, which excludes restructuring charges and substantial gains on the sale of industrial holdings, pre-tax return on average active equity was 31%, compared to 25% in 2005. Diluted earnings per share for 2006 were EUR 11.55, up 66% versus EUR 6.95 in 2005. The Management Board has recommended a 2006 annual dividend of EUR 4.00 per share, up 60% from EUR 2.50 per share in 2005.
For the fourth quarter 2006, income before income taxes was EUR 1.9 billion, up by 81% versus the fourth quarter 2005. Net income was EUR 1.8 billion, up by 272% versus the prior year quarter, and included the aforementioned EUR 355 million of corporate tax credits arising from changes in German tax law which were recognised in the quarter. Pre-tax return on average active equity for the quarter, per target definition, was 28%, and diluted earnings per share were EUR 3.55.
Dr. Josef Ackermann, Chairman of the Management Board, said: “These are our best-ever fourth quarter results, and they complete an exceptional year for Deutsche Bank. Both in the Corporate and Investment Bank and in Private Clients and Asset Management, we turned in a record year. I am delighted at the value we have delivered to our shareholders, as reflected in our recommended dividend of 4 Euros per share.”

He added: “Powerful trends are shaping our environment. Globalisation is accelerating. Geographical boundaries are disappearing, and emerging markets are growing in importance. We see sustained growth in the world’s capital markets, with innovation in securities trading businesses, and dynamic levels of corporate activity. Invested asset growth continues around the world, as private individuals plan for retirement, wealth is created in emerging economies, and investors, both private and institutional, show growing appetite for new asset classes.
Deutsche Bank is very well positioned to take full advantage of these trends. We are one of the most truly globalised of the world’s major banks, with exceptional regional diversification and strong bases in all major emerging markets. We are a world-leading investment bank, with a strong corporate franchise and an outstanding sales and trading platform, driven by excellence in innovative, ’intellectual capital’ businesses. We are a leading global asset gatherer, with a significant presence in alternative investments. We have made a very strong start on Phase 3 of our management agenda, and we have excellent prospects for continued success in 2007.”
Group Highlights
Net revenues for the fourth quarter were EUR 7.2 billion, up 9% versus EUR 6.5 billion in the fourth quarter 2005. In the fourth quarter 2005, revenues included EUR 330 million from the sale of shares in DaimlerChrysler AG.
In the Corporate and Investment Bank (CIB), revenues rose 20% to EUR 4.5 billion, the best ever for a fourth quarter. Revenues in Sales & Trading (Debt and other products) rose 26% versus the prior year fourth quarter to EUR 1.8 billion, boosted by credit products, rates products and emerging markets debt, while revenues in Sales & Trading (Equity) rose 23% to EUR 1.1 billion, reflecting strong returns from proprietary trading, and year-on-year growth in derivatives and emerging markets equity. In both Debt and other products and Equity, Sales & Trading revenues were the highest ever for a fourth quarter. In both Origination and Advisory, quarterly revenues were the highest ever, with Origination up 38% versus the fourth quarter 2005 to EUR 611 million, and Advisory up 21% to EUR 239 million. In Global Transaction Banking, fourth-quarter revenues rose 14% to EUR 586 million.
In Private Clients and Asset Management (PCAM), revenues rose 5% to EUR 2.4 billion. In Asset and Wealth Management, revenues were EUR 1.1 billion, driven in large part by strong performance fees in Real Estate Asset Management, while in Private & Business Clients (PBC), revenues were EUR 1.3 billion, up 7% versus the fourth quarter 2005.
For the full year 2006, Group revenues were EUR 28.3 billion, up 11% versus 2005.
Provision for credit losses was EUR 129 million in the fourth quarter 2006, including provisions for both loan losses of EUR 124 million and off-balance sheet exposures of EUR 5 million (the latter reported in noninterest expenses). This compares to EUR 98 million in the fourth quarter 2005, including EUR 118 million for provisions for loan losses and net releases of EUR 20 million for off-balance sheet exposure. This development primarily reflects net provisions of EUR 29 million in CIB, compared to net releases of EUR 2 million in the prior year quarter. For PCAM, provision for credit losses was EUR 101 million, versus EUR 99 million in the fourth quarter 2005. The bulk of PCAM’s provision for credit losses arose in PBC, where provisions in the current quarter included the consolidation of norisbank for the first time.
For the full year 2006, provision for credit losses was EUR 280 million, down 20% from EUR 350 million in 2005.
Noninterest expenses for the quarter were EUR 5.2 billion, down 4% compared to EUR 5.4 billion in the fourth quarter 2005. Noninterest expenses included restructuring expenses of EUR 74 million, down from EUR 327 million in the fourth quarter 2005. The operating cost base, which excludes restructuring and other items, was EUR 5.1 billion, compared to EUR 4.8 billion in the prior year quarter. Within the operating cost base, compensation costs were EUR 3.1 billion, up by 20% versus the fourth quarter 2005, reflecting higher performance-related compensation for strong business results. Non-compensation operating costs were EUR 2.0 billion, down 11% versus EUR 2.2 billion in the fourth quarter 2005, which included significant provisions for legal exposures. Current quarter non-compensation operating costs were up by EUR 243 million versus the third quarter, primarily reflecting transaction- and revenue-related expenses, acquisition-related expenses and seasonally-driven expenditure.
For the full year 2006, noninterest expenses were EUR 19.9 billion, compared to EUR 19.2 billion in 2005, while the operating cost base was EUR 19.7 billion, compared to EUR 18.1 billion in 2005.
Income before income taxes was EUR 1.9 billion for the quarter, up 81% versus the fourth quarter 2005. Reported pre-tax return on average active equity was 27%, compared to 15% in the fourth quarter 2005. Per the Group’s target definition, which excludes restructuring expenses and substantial gains on industrial holdings, pre-tax return on average active equity was 28%, compared to 15% in the prior year quarter.
For the full year 2006, pre-tax return on average active equity was 30% compared to 24% in the full year 2005. Per the Group’s target definition, pre-tax return on average active equity was 31% compared to 25% in the prior year.
Net income for the fourth quarter was up 272% to EUR 1.8 billion, including EUR 355 million of corporate tax credits for prior years which were recognised in accordance with changes in the German corporate income tax law for the refund of distribution tax credits. Diluted earnings per share for the quarter were EUR 3.55, of which 70 cents were attributable to the aforementioned corporate tax credits. Adjusting the effective tax rate of 3% by the impact of these credits, the relevant effective tax rate for the quarter was 22%, compared to 53% for the fourth quarter 2005. The effective tax rate of the current quarter furthermore benefited from tax audit settlements in some jurisdictions, whereas the effective tax rate of the fourth quarter 2005 included a substantial tax reversal and negative tax impact due to increased legal provisions which were not deductible for income tax purposes.

For the full year 2006, net income was EUR 6.0 billion, up 70% versus 2005. The effective tax rate for the full year 2006 was 27% versus 42% for the prior year. Whereas the current year rate benefited from the effects within the fourth quarter named above, the full year rate for 2005 benefited from tax audit settlements in some jurisdictions which counterbalanced the aforementioned negative impacts in the fourth quarter 2005. Diluted earnings per share were EUR 11.55, up EUR 4.60, or 66% versus 2005.
The BIS Tier 1 ratio was 8.9% at the end of the quarter, unchanged from the third quarter and at the upper end of the bank’s target range of 8% to 9%. Risk-weighted assets at the end of the quarter were EUR 274 billion, slightly higher than at the end of the previous quarter. Deutsche Bank continued to buy back shares, repurchasing a total of 2.8 million shares, at an average consideration of EUR 98.88 per share, during the fourth quarter.
Business segment review
Corporate and Investment Bank Group Division (CIB)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	4,484	3,749	20	18,712	15,923	18
Provision for credit losses	29	(2)	N/M	(88)	10	N/M
Operating cost base	3,256	2,759	18	12,894	11,122	16
Underlying pre-tax profit	1,202	985	22	5,880	4,753	24
CIB recorded underlying revenues of EUR 4.5 billion for the quarter, up 20%, or EUR 735 million, versus the fourth quarter 2005. Income before income taxes was EUR 1.2 billion in the fourth quarter 2006, an increase of 47%, or EUR 369 million, compared with the fourth quarter 2005. Underlying pre-tax profit, which excludes restructuring charges, was EUR 1.2 billion for the fourth quarter, 22% higher than the same period last year.
For the full year 2006, underlying revenues were EUR 18.7 billion, up 18%, or EUR 2.8 billion versus 2005. Income before income taxes was EUR 5.8 billion, up 33% while underlying pre-tax profit was EUR 5.9 billion for the full year, an increase of 24%, or EUR 1.1 billion, compared to the previous year.
Corporate Banking & Securities Corporate Division (CB&S)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	3,898	3,236	20	16,484	13,948	18
Provision for credit losses	28	18	57	(59)	28	N/M
Operating cost base	2,828	2,352	20	11,354	9,650	18
Underlying pre-tax profit	1,045	860	21	5,163	4,233	22

Revenues from Sales & Trading (Debt and other products) were EUR 1.8 billion in the fourth quarter, up 26% or EUR 375 million versus the fourth quarter 2005, reflecting good increases across the platform, with particularly strong performances in interest rate and credit trading and emerging markets. Revenues from Sales & Trading (Equity) totalled EUR 1.1 billion in the fourth quarter, up 23% or EUR 203 million versus the fourth quarter 2005, again reflecting significant improvements across the spectrum and a rebound in designated equity proprietary trading compared to the previous two quarters.
For the full year, Debt revenues were a record EUR 9.0 billion, up 23% or EUR 1.7 billion, versus 2005 and Equity revenues were EUR 4.1 billion, up by 23% or EUR 764 million versus 2005 to their highest level in five years. Improved earnings in CIB’s markets franchise reflected the Bank’s consistent leadership in high-value structured products, including credit, equity, foreign exchange and interest rate derivatives, distressed debt and securitised products. Both investing and issuing clients showed strong demand for these products throughout the year. In particular, credit and equity derivatives benefited from increasingly widespread customer demand and a growing range of client solutions. Emerging markets also remained robust, with the emerging markets equity business in particular posting substantial increases in revenues versus 2005. Whilst customer business remains the predominant source of CIB’s sales and trading earnings, margin compression remained significant in more mature ‘flow’ businesses such as cash equities, foreign exchange, and money markets. CIB nonetheless achieved significant revenue growth in these business lines by increasing market share and leveraging technology.
Revenues from Origination and Advisory were a record EUR 849 million in the fourth quarter, up 33% compared to the fourth quarter 2005. Full year revenues were also a record at EUR 2.9 billion, up 27% or EUR 603 million versus 2005. Origination (Debt) revenues continued to be driven by record levels of leveraged finance activity with the combined market fees from high-yield bonds and syndicated loans exceeding equity market fees for the year by nearly USD two billion. Due to its leading position in leveraged finance, Deutsche Bank maintained a top 5 position globally in the fee league tables in both high-yield bonds and syndicated loans for the year. Deutsche Bank also maintained a top 5 position for the year in high-grade bonds. Origination (Equity) revenues rebounded in the fourth quarter consistent with the turnaround in global equity origination markets and the related fee pool. Deutsche Bank’s market share of the equity fee pool increased for the year in both the U.S. and Asia Pacific excluding Japan, and Deutsche Bank achieved a number one ranking in Europe for the quarter due to a doubling of the market share from the prior quarter. Overall, the percentage growth in Deutsche Bank’s origination revenues outpaced the percentage growth in market fee pools. Advisory set another quarterly record for revenue, reflecting record market activity, with Deutsche Bank achieving a full year ranking of fourth in Europe and gaining market share in the U.S. for the year as measured by share of fee pool (sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic).
Revenues from Loan Products were EUR 203 million for the fourth quarter 2006, 37% below the fourth quarter 2005. For the full year, revenues were EUR 805 million, down 36% versus 2005. The main drivers of the reductions over both these periods were credit default swaps used to hedge the bank’s investment grade loan exposure, with mark-to-market losses incurred in 2006 compared with mark-to-market gains in 2005.

Credit spreads across most industry sectors tightened, reflective of the continuing overall benign credit environment across the year as a whole.
In provision for credit losses CB&S recorded a net charge of EUR 28 million in the fourth quarter 2006 compared to a net charge of EUR 18 million in the fourth quarter 2005. For the full year, CB&S recorded a net release of EUR 59 million, compared to a net charge of EUR 28 million in 2005, reflecting a number of significant releases and recoveries from workout situations in the first half of 2006.
Noninterest expenses in CB&S of EUR 2.9 billion in the fourth quarter 2006 increased by 16% compared to the fourth quarter 2005. Restructuring charges in the fourth quarter were EUR 36 million compared to EUR 139 million in the same period last year, representing its share of the Business Realignment Program. The operating cost base, which excludes these charges and other items, was EUR 2.8 billion for the quarter, an increase of 20% compared to the fourth quarter 2005, largely driven by higher performance-related compensation. For the full year, noninterest expenses increased 14% to EUR 11.5 billion, with the operating cost base increasing 18% to EUR 11.4 billion, again driven by performance-related compensation.
Income before income taxes in CB&S were EUR 1.0 billion in the fourth quarter, up by EUR 287 million, or 40% compared to the same quarter last year. Underlying pre-tax profit, which excludes restructuring charges, was EUR 1.0 billion in the fourth quarter 2006, up by EUR 185 million or 21% versus the fourth quarter 2005. For the full year 2006, income before income taxes increased by 30% to EUR 5.1 billion, whilst underlying pre-tax profit increased by 22% to EUR 5.2 billion.
Global Transaction Banking Corporate Division (GTB)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	586	513	14	2,228	1,975	13
Provision for credit losses	1	(19)	N/M	(29)	(18)	62
Operating cost base	428	408	5	1,540	1,472	5
Underlying pre-tax profit	157	125	26	717	521	38
Revenues from Transaction Services were EUR 586 million in the fourth quarter 2006, an increase of EUR 73 million, or 14%, compared to the fourth quarter 2005, reflecting robust customer demand in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated significantly higher revenues due to improved interest margins, increased deposit balances in all regions and improved transaction volume in euro clearing. Revenues in TSS increased from investor-related services in line with increased capital markets activity, as did GTB’s issuer-related domestic custody business, largely driven by an increase of 35% to EUR 1.2 trillion in assets under custody.
For the full year, underlying revenues were EUR 2.2 billion, up 13% or EUR 253 million, compared to 2005.

In provision for credit losses, GTB recorded a net charge of EUR 1 million in the fourth quarter 2006, compared to a net release of EUR 19 million in the same quarter last year. For the full year 2006, provision for credit losses amounted to a net release of EUR 29 million compared to a net release of EUR 18 million for 2005, reflecting the continued benign credit conditions.
GTB’s noninterest expenses of EUR 431 million in the fourth quarter 2006 decreased by 7% compared to the fourth quarter 2005. The fourth quarter 2006 included restructuring charges of EUR 6 million compared to EUR 55 million in the same period last year. The operating cost base, which excludes restructuring charges and other items, was EUR 428 million in the fourth quarter 2006, an increase of 5%, or EUR 20 million, compared to the fourth quarter 2005, reflecting higher performance-related compensation. For the full year, GTB’s noninterest expenses of EUR 1.5 billion were marginally lower than in 2005 whilst the operating cost base increased by 5% to EUR 1.5 billion, and the underlying cost-income ratio of 69% improved by 6 percentage points compared to 2005.
GTB’s income before income taxes of EUR 152 million in the fourth quarter 2006 increased by 118%, or EUR 82 million, compared to the same quarter 2005. Underlying pre-tax profit, which excludes restructuring charges, was EUR 157 million, up EUR 32 million, or 26%, compared to the fourth quarter 2005. For the full year, income before income taxes of EUR 696 million increased by 61%, or EUR 263 million, compared to 2005, whilst underlying pre-tax profit was EUR 717 million, up by
EUR 197 million, or 38%.
Private Clients and Asset Management Group Division (PCAM)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	2,413	2,275	6	9,084	8,450	8
Provision for credit losses	101	99	2	366	340	8
Operating cost base	1,839	1,650	11	6,760	6,339	7
Underlying pre-tax profit	475	503	(6)	1,958	1,740	13
For PCAM, underlying revenues were EUR 2.4 billion in the fourth quarter 2006, up EUR 138 million or 6% versus the fourth quarter 2005. The provision for credit losses was EUR 101 million, essentially unchanged compared to last year’s fourth quarter. The operating cost base was EUR 1.8 billion, up EUR 188 million or 11% compared to the fourth quarter 2005. Income before income taxes was EUR 462 million in the fourth quarter, up EUR 50 million or 12% compared to the fourth quarter 2005. Underlying pre-tax profit, which excludes restructuring charges of EUR 32 million and net gains of EUR 19 million from the disposal of businesses, amounted to EUR 475 million, down 6% versus last year’s fourth quarter.
For the full year, PCAM’s underlying revenues were EUR 9.1 billion, up 8% or EUR 634 million compared to 2005. Income before income taxes increased by EUR 437 million or 29% to EUR 1.9 billion in 2006. Underlying pre-tax profit, which excludes restructuring charges of EUR 91 million and net gains of EUR 54 million from the disposal of businesses, was EUR 2.0 billion for the full year, up EUR 218 million or 13% versus 2005.
PCAM’s invested assets grew by EUR 26 billion to EUR 908 billion during the fourth quarter 2006. The acquisition of Tilney in Private Wealth Management (PWM) and norisbank in PBC accounted for EUR 13 billion of the increase. The balance of the increase reflected net new assets of EUR 5 billion and the impact of market appreciation and favourable foreign exchange rate developments, which together contributed an additional EUR 8 billion. DWS Scudder reported net inflows in the fourth quarter 2006.
During 2006, PCAM gathered EUR 28 billion in net new invested assets. Asset and Wealth Management (AWM) reported net inflows of EUR 21 billion due to the successful implementation of PWM’s growth initiatives and continued inflows in the Asset Management (AM) businesses. PBC achieved net inflows of EUR 6 billion during 2006, driven by the supply of innovative products across its broad customer base.
Invested assets in PWM were adjusted following a review in the fourth quarter 2006. A total of EUR 5 billion assets was reclassified from “Invested Assets” to “Custody-Only Assets”. This reclassification was retrospectively reflected in the periods in which the assets were reported (please refer to page 12 of the Financial Data Supplement for the details of this reclassification).
Asset and Wealth Management Corporate Division (AWM)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	1,116	1,052	6	4,081	3,750	9
Provision for credit losses	1	0	56	(1)	(0)	N/M
Operating cost base	877	788	11	3,213	2,984	8
Underlying pre-tax profit	241	243	(1)	870	735	18
In the fourth quarter 2006, AWM reported record underlying revenues of EUR 1.1 billion, up EUR 64 million or 6% compared to the same period in 2005. Portfolio/fund management revenues in AM increased 17%, primarily reflecting higher levels of performance fees particularly in the Real Estate business. In PWM, portfolio/fund management revenues increased by 9% compared to the fourth quarter 2005, predominantly due to increased invested assets. Brokerage revenues were up by 7% versus the fourth quarter 2005, driven by the increased invested asset base and from the continued demand for high-value products. Loan/deposit revenues increased 14%, driven by higher volumes. Revenues from Other products were down 53% to EUR 90 million primarily due to lower gains from Real Estate investments. The fourth quarter 2006 included net gains of EUR 8 million related to proceeds from the sale of the UK- and Philadelphia-based AM businesses as well as proceeds from the sale of an Australian property management fund. The fourth quarter 2005 included EUR 39 million gains from the sale of businesses in both AM and PWM.
For the full year 2006, underlying revenues in AWM were EUR 4.1 billion, up 9% or EUR 331 million versus the previous year.

Noninterest expenses in the fourth quarter 2006 increased to EUR 909 million, up 2% versus the fourth quarter 2005. The current quarter included restructuring charges of EUR 17 million, down EUR 44 million versus the prior year quarter, and minority interest income of EUR 2 million compared to minority interest expense of EUR 22 million in the fourth quarter 2005. The operating cost base, which excludes restructuring charges and other items, was EUR 877 million for the fourth quarter 2006, up EUR 89 million or 11% compared to the fourth quarter 2005, driven by higher performance-related compensation and expenses related to the implementation of PWM’s growth strategy. For the full year 2006, noninterest expenses increased by 1% or EUR 23 million to EUR 3.3 billion, while the operating cost base was up by EUR 228 million or 8% to EUR 3.2 billion.
AWM’s income before income taxes was EUR 231 million, up EUR 11 million or 5% compared to the fourth quarter 2005. Underlying pre-tax profit for the quarter, which excluded restructuring charges of EUR 17 million and net gains of EUR 8 million from the disposal of businesses, was EUR 241 million, almost unchanged compared to the fourth quarter 2005. For the full year 2006, both income before income taxes and underlying pre-tax profit grew to EUR 870 million, an increase compared to 2005 of EUR 273 million or 46% and EUR 135 million or 18%, respectively.
Private & Business Clients Corporate Division (PBC)

	Fourth Quarter			Full Year
In EUR m.	2006	2005	% change	2006	2005	% change
Underlying revenues	1,297	1,223	6	5,003	4,700	6
Provision for credit losses	100	99	1	367	340	8
Operating cost base	962	863	11	3,547	3,355	6
Underlying pre-tax profit	235	261	(10)	1,089	1,005	8
Underlying revenues in PBC were EUR 1.3 billion in the fourth quarter 2006, up EUR 74 million or 6% versus the strong fourth quarter 2005. Loan/deposit revenues were up EUR 45 million or 8% compared to the fourth quarter 2005 as a result of the first time consolidation of norisbank, steady growth in loan and deposit volumes and improved margins on deposits. Revenues from Portfolio/fund management were up 25% driven by the increased invested asset base. Brokerage revenues were EUR 261 million in the fourth quarter 2006, down marginally from previous year’s fourth quarter. Payments, account & remaining financial services generated EUR 238 million in the current quarter, up 4% compared to the fourth quarter 2005. Revenues from Other products increased by EUR 23 million compared to the fourth quarter 2005, and included a EUR 11 million gain from the partial sale of PBC’s credit card processing activities in Italy.
For the full year 2006, PBC’s underlying revenues reached a record level of EUR 5.0 billion, up EUR 303 million or 6% versus the previous year.

The provision for credit losses was EUR 100 million in the current quarter, essentially unchanged compared to the fourth quarter 2005, despite the impact of the first time consolidation of norisbank. For the full year, the provision for credit losses was EUR 367 million, an increase of EUR 27 million or 8% versus 2005. This increase reflected the growth in loan volumes as well as the aforementioned acquisition.
PBC’s noninterest expenses increased in the current quarter by EUR 42 million or 4% to EUR 974 million compared to the fourth quarter 2005, including restructuring charges of EUR 15 million in the current quarter versus EUR 71 million in the same period last year. The operating cost base, which excludes restructuring charges and other items, was in the fourth quarter 2006 EUR 962 million, up EUR 99 million or 11% compared to the fourth quarter 2005. This increase was driven by the first time consolidation of norisbank and the related integration costs, as well as the acceleration of investments in growth products and regions, in particular in Eastern Europe and Asia. For the full year 2006, noninterest expenses of EUR 3.6 billion were up 3% or EUR 116 million. The operating cost base was EUR 3.5 billion, an increase of 6% or EUR 193 million compared to 2005.
Income before income taxes in PBC was EUR 231 million in the current quarter, up EUR 39 million or 21% versus the fourth quarter 2005. Underlying pre-tax profit for the quarter, which excluded restructuring charges of EUR 15 million and net gains of EUR 11 million from the disposal of businesses, was EUR 235 million, a decrease of EUR 26 million or 10% compared to the same quarter in 2005. For the full year 2006, PBC reported income before income taxes of EUR 1.1 billion and underlying pre-tax profit of EUR 1.1 billion, both records.
PBC successfully continued to grow its business volumes. Loan volumes, including norisbank, increased to EUR 79 billion at year end 2006, up EUR 3 billion compared to the end of the third quarter 2006 and up EUR 6 billion compared to year end 2005. Invested assets grew to EUR 176 billion and reflected net new assets of EUR 2 billion in the current quarter and EUR 6 billion during 2006.
Corporate Investments Group Division (CI)
CI’s income before income taxes was EUR 79 million in the fourth quarter 2006, reflecting net gains from equity method and other investments of EUR 124 million, including a significant gain on sale of our investment in Germanischer Lloyd AG and a goodwill impairment charge of EUR 31 million related to a fully consolidated private equity investment. In the fourth quarter last year, income before income taxes of EUR 404 million included industrial holdings gains of EUR 330 million from the partial sale of the bank’s investment in DaimlerChrysler AG.
Income before income taxes was EUR 451 million for the full year 2006 compared to EUR 1.0 billion in 2005, which included a disposal gain of EUR 666 million from Deutsche Bank’s stake in DaimlerChrysler AG.
Excluding such disposal gains, other nonunderlying revenue items and the goodwill impairment charge, CI recorded an underlying pre-tax loss of EUR 40 million in the quarter compared to a loss of EUR 30 million in the same period last year. For the full year 2006, the underlying pre-tax loss amounted to EUR 20 million versus a gain of EUR 37 million in 2005.
Consolidation & Adjustments
Income before income taxes in Consolidation & Adjustments was EUR 172 million in the fourth quarter 2006 compared to a loss before income taxes of EUR 570 million in the same quarter of the previous year. The fourth quarter 2006 benefited from interest income of EUR 116 million related to tax audit settlements and a provision release of EUR 78 million related to the real estate fund grundbesitz-invest after the sale of a significant part of German fund properties to Eurocastle in December 2006. The fourth quarter 2005 included additions to provisions for legal exposures of approximately EUR 350 million and provisions for real estate fund investor compensation of EUR 203 million.

These figures are preliminary and unaudited. The Annual Report 2006 and Form 20-F will be published on 27 March 2007. For further details regarding the results, please refer to the 4Q2006 Financial Data Supplement which is either attached or available under www.deutsche-bank.de/ir/financial-supplements.
For further information, please contact:

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This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include: the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our management agenda; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 23 March 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

An Analyst Meeting to discuss the 2006 financial results will take place in Frankfurt today, commencing at 2.00 p.m. CET.

Time:	2.00 — 4.00 p.m. CET

Speakers:	Dr. Josef Ackermann, Chief Executive Officer Anthony di Iorio, Chief Financial Officer

Phone:	Germany: + 49 69 222 220 593 U.K.: + 44 207 107 0611 USA: + 1 866 291 4166

Password:	Deutsche Bank / Investor Relations Q4

Webcast (Video): (listen only)	www.deutsche-bank.com/ir/video-audio - live and replay -

Slides:	www.deutsche-bank.com/ir/presentations (available from 10.00 a.m. CET)